

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2019

Jason Remillard
President
LandStar, Inc.
101 J Morris Commons Lane, Suite 155
Morrisville, North Carolina 27560

  Re: LandStar, Inc.
    Form 10-12G
    Filed January 11, 2019
    File No. 000-30542

Dear Mr. Remillard:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing and
         Construction

cc: Keith A. Rosenbaum